SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Hastings Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

418365102

(CUSIP Number)

National Entertainment Collectibles Association, Inc.

603 Sweetland Avenue

Hillside, NJ 07205

(908) 686-3300

With copy to:

Cooley LLP

Attn: Barbara Borden, Esq.

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)

March 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 418365102	13D	Page 2 of 13 Pages

1	names of reporting persons i.r.s. identification nos. of above persons (entities only) National Entertainment Collectibles Association, Inc.
2	check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3	sec use only
4	source of funds OO (See Item 3)
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization New Jersey
number of shares beneficially owned by each reporting person with	7	sole voting power 1,009,458
	8	shared voting power 2,604,262 (2)
	9	sole dispositive power 1,009,458
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 3,613,720 (2)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 43.69%(3)
14	type of reporting person CO

(1) This Schedule 13D is filed by National Entertainment Collectibles Association, Inc. (“NECA”), Draw Another Circle, LLC (“DACL”) and Joel Weinshanker (“Weinshanker,” and together with NECA and DACL, the “Filing Persons”). The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of (a) 1,009,458 shares of common stock of Hastings Entertainment, Inc. (the “Issuer”) held by NECA which are subject to a Letter Agreement, by and between NECA and DACL dated March 17, 2014 (the “NECA Voting Agreement”) referenced herein as Exhibit 4, pursuant to which NECA agrees to vote its shares in favor of the Merger (as defined below) and (b) 369,165 shares of common stock of the Issuer and options to purchase 127,800 shares of common stock of the Issuer held by John H. Marmaduke, 2,066,525 shares of common stock of the Issuer held by John H. Marmaduke Family Limited Partnership and 40,772 shares of common stock of the Issuer held by Martha A. Marmaduke, which are subject to a Support Agreement, by and among DACL, Hendrix Acquisition Corp., a Texas corporation and a direct, wholly-owned subsidiary of DACL (“Merger Sub”), and John H. Marmaduke, an individual, the John. H. Marmaduke Family Limited Partnership, a Texas family limited partnership, and Martha A. Marmaduke, an individual (collectively, the “Marmadukes”), dated March 17, 2014 (the “Marmaduke Voting Agreement”) referenced herein as Exhibit 3, pursuant to which the Marmadukes agree to vote their shares in favor of the Merger. Weinshanker is the President and sole stockholder of NECA and owns no securities of the Issuer directly.

(3) Based on 8,143,317 shares of the Issuer’s common stock outstanding as of October 31, 2013, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013.

2.

CUSIP No. 418365102	13D	Page 3 of 13 Pages

1	names of reporting persons i.r.s. identification nos. of above persons (entities only) Joel Weinshanker
2	check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3	sec use only
4	source of funds OO (See Item 3)
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 1,009,458
	8	shared voting power 2,604,262 (2)
	9	sole dispositive power 1,009,458 (3)
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 3,613,720 (2)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 43.69% (4)
14	type of reporting person IN

(1) This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of (a) 1,009,458 shares of common stock of the Issuer held by NECA which are subject to the NECA Voting Agreement referenced herein as Exhibit 4, pursuant to which NECA agrees to vote its shares in favor of the Merger and (b) 369,165 shares of common stock of the Issuer and options to purchase 127,800 shares of common stock of the Issuer held by John H. Marmaduke, 2,066,525 shares of common stock of the Issuer held by John H. Marmaduke Family Limited Partnership and 40,772 shares of common stock of the Issuer held by Martha A. Marmaduke, which are subject to the Marmaduke Voting Agreement referenced herein as Exhibit 3, pursuant to which the Marmadukes agree to vote their shares in favor of the Merger. Weinshanker is the President and sole stockholder of NECA and owns no securities of the Issuer directly.

(3) Consists of 1,009,458 shares of common stock of the Issuer held by NECA for which Weinshanker, as the President and sole stockholder of NECA, has sole dispositive power.

(4) Based on 8,143,317 shares of the Issuer’s common stock outstanding as of October 31, 2013, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013.

3.

CUSIP No. 418365102	13D	Page 4 of 13 Pages

1	names of reporting persons i.r.s. identification nos. of above persons (entities only) Draw Another Circle, LLC
2	check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3	sec use only
4	source of funds OO (See Item 3)
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization State of Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 1,009,458
	8	shared voting power 2,604,262 (2)
	9	sole dispositive power 1,009,458
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 3,613,720 (2)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 43.69% (3)
14	type of reporting person OO

(1) This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of (a) 1,009,458 shares of common stock of the Issuer held by NECA which are subject to the NECA Voting Agreement referenced herein as Exhibit 4, pursuant to which NECA agrees to vote its shares in favor of the Merger and (b) 369,165 shares of common stock of the Issuer and options to purchase 127,800 shares of common stock of the Issuer held by John H. Marmaduke, 2,066,525 shares of common stock of the Issuer held by John H. Marmaduke Family Limited Partnership and 40,772 shares of common stock of the Issuer held by Martha A. Marmaduke, which are subject to the Marmaduke Voting Agreement referenced herein as Exhibit 3, pursuant to which the Marmadukes agree to vote their shares in favor of the Merger. Weinshanker is the President and sole stockholder of NECA and owns no securities of the Issuer directly.

(3) Based on 8,143,317 shares of the Issuer’s common stock outstanding as of October 31, 2013, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013.

4.

CUSIP No. 418365102	13D	Page 5 of 13 Pages

INTRODUCTORY NOTE

This Schedule 13D (the “Schedule 13D”) reflects, that as of March 17, 2014, National Entertainment Collectibles Association, Inc. (“NECA”) is disclosing its beneficial ownership of Hastings Entertainment, Inc., a Texas corporation (the “Issuer”), on Schedule 13D instead of Schedule 13G.  NECA has previously filed statements on Schedule 13G with respect to the Issuer pursuant to Rule 13d-1(c) of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 3601 Plains Boulevard, Amarillo, Texas 79102.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly on behalf of NECA, a New Jersey corporation, Draw Another Circle, LLC, a Delaware limited liability company (“Parent”), and Joel Weinshanker (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Weinshanker is an officer and the sole stockholder of NECA. NECA and Mr. Weinshanker are the sole members of Parent. The Reporting Persons have entered into a joint filing agreement relating to the joint filing of this Schedule 13D in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Annex A hereto.

(b)	The business address of each Reporting Person is c/o National Entertainment Collectibles Association, Inc., 603 Sweetland Avenue, Hillside, NJ 07205.

(c)	NECA operates as a media and entertainment company in the United States and internationally, with divisions dedicated to consumer products, filmed entertainment, and online retailing/digital distribution. Parent is a holding company which, following the consummation of the Merger (as defined in Item 4 below), would hold all of the outstanding shares of Issuer. The present principal occupation of Mr. Weinshanker is President of each of NECA and Parent.

(d)	– (f) The directors and executive officers of NECA and the manager and executive officers of Parent and their respective business addresses and citizenship are set forth in Annex B attached hereto. During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Annex B attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 418365102	13D	Page 6 of 13 Pages

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, the shares of the Issuer subject to this Schedule 13D (the “Shares”) have not been purchased by any of the Reporting Persons (except for the Shares for which NECA holds sole dispositive power but were previously reported on statements on Schedule 13G and Form 4 filed by NECA with the Securities and Exchange Commission (the “SEC”)). Pursuant to the Marmaduke Voting Agreement, each of the Reporting Persons may be deemed to be the beneficial owner of 2,604,262 Shares held by the Marmadukes. In addition, pursuant to the NECA Voting Agreement and given the ownership of NECA and Parent described in Item 2 above, Parent and Mr. Weinshanker may be deemed to be the beneficial owner of 1,009,458 Shares held by NECA. The Marmadukes entered into the Marmaduke Voting Agreement to induce Parent and Hendrix Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), to enter into the Agreement and Plan of Merger dated March 17, 2014 (the “Merger Agreement”). The Merger Agreement provides, among other things, for the merger of the Merger Sub with and into the Issuer (the “Merger”) with the Issuer surviving as a wholly-owned subsidiary of Parent.

Other than the consideration to be paid by Parent pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, no Reporting Person has paid any funds or other consideration in connection with the execution and delivery of the Merger Agreement, the Marmaduke Voting Agreement or the NECA Voting Agreement. For a description of the Merger Agreement, the Marmaduke Voting Agreement and the NECA Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3. Parent anticipates that it will fund the transactions contemplated by the Merger Agreement by using proceeds from an equity financing by Mr. Weinshanker and a debt financing.

References to, and descriptions of, the Merger, the Merger Agreement, the Marmaduke Voting Agreement, and the NECA Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2014 and incorporated herein by reference, the Marmaduke Voting Agreement attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2014 and incorporated herein by reference, and the NECA Voting Agreement attached as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2014 and incorporated herein by reference.

Item 4. Purpose of Transaction

(a), (b) The information contained in Item 3 above is incorporated by reference herein. On March 17, 2014, Issuer, Parent and Merger Sub entered into the Merger Agreement, pursuant to which the Merger will be effected. Under the Merger Agreement, at the effective time of the Merger, each share of Issuer’s Common Stock issued and outstanding immediately prior to the effective time, other than shares held by the Reporting Persons and their affiliates, will be converted into and shall thereafter represent the right to receive $3.00 in cash, without interest. At the effective time, the Issuer will become a wholly-owned subsidiary of Parent. Following the effective time, the Issuer will cause the shares of Issuer’s Common Stock to be delisted from the NASDAQ Capital Market and deregistered under the Exchange Act, as promptly as practicable following the effective time.

Consummation of the Merger is subject to the satisfaction or waiver at or prior to the effective time of certain conditions, including, but not limited to, approval of the Merger Agreement by the holders of at least two-thirds of the outstanding shares of Issuer’s Common Stock entitled to vote thereon and other customary closing conditions.

6.

CUSIP No. 418365102	13D	Page 7 of 13 Pages

The Merger Agreement contains certain customary restrictions on the conduct of the business of Issuer pending the Merger, including certain customary restrictions relating to Issuer’s Common Stock. Further, pursuant to the Merger Agreement, the Issuer has agreed that, after the date of the Merger Agreement and prior to the effective time, it will not authorize or pay any dividends or make any distribution with respect to its outstanding shares of capital stock (whether in cash, stock, property or otherwise).

The Merger Agreement is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2014, and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

In connection with the Merger Agreement, Parent and the Marmadukes entered into the Marmaduke Voting Agreement and Parent and NECA entered into the NECA Voting Agreement. Pursuant to the Marmaduke Voting Agreement, the Marmadukes agreed, among other things, to vote their respective shares in the Issuer in favor of the adoption of the Merger Agreement and against any alternative acquisition proposals and to grant Parent or its designee a proxy to vote such shares. Under the NECA Voting Agreement, NECA agreed, among other things, to vote its shares of the Issuer in favor of the adoption of the Merger Agreement.

The Marmaduke Voting Agreement is attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2014, and is incorporated herein by reference in its entirety. The foregoing summary of the Marmaduke Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. The NECA Voting Agreement is attached as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2014, and is incorporated herein by reference in its entirety. The foregoing summary of the NECA Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

In addition, in connection with the transactions contemplated by the Merger Agreement, on March 17, 2014, Mr. Weinshanker entered into a guaranty with the Issuer, pursuant to which Mr. Weinshanker has agreed to guaranty obligations of Parent under the Merger Agreement to pay the Merger consideration contemplated by the Merger Agreement and, under certain circumstances, the expenses of Issuer (the “Guaranty”).

The Guaranty is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2014, and is incorporated herein by reference in its entirety. The foregoing summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to such exhibit.

(c) Not applicable.

(d) Upon consummation of the Merger, the officers and directors of the Merger Sub immediately prior to the effective time of the Merger will become the officers and directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified; provided, however, Mr. Alan Van Ongevalle and Mr. Phil McConnell will remain the Senior Vice President of Merchandising and Vice President and Divisional Merchandise Manager, respectively, of Issuer.

(e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

(f) Upon consummation of the Merger, the Issuer will become a wholly-owned subsidiary of the Parent.

7.

CUSIP No. 418365102	13D	Page 8 of 13 Pages

(g) Upon consummation of the Merger, the certificate of formation of the Merger Sub will be amended and restated in its entirety, and such certificate of formation of the Issuer, as so amended and restated, will be the certificate of formation of the Surviving Corporation until thereafter amended in accordance with the Texas Business Organizations Code, as amended. Upon consummation of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Merger, will become, at the effective time of the Merger, the bylaws of the Surviving Corporation until thereafter amended in accordance with the Texas Business Organizations Code, as amended.

(h) – (i) If the transactions contemplated by the Merger Agreement are consummated, the Common Stock of the Issuer will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq Capital Market.

(j) Other than as described above, the Issuer currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) As of March 17, 2014 and further described in Item 2, the Reporting Persons may be deemed to beneficially own 3,613,720 shares of Common Stock of the Issuer, representing 43.69% of the Issuer’s outstanding common stock, based upon a total of 8,143,317 outstanding shares of Common Stock of the Issuer, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ending October 31, 2013. See Items 3 and 4 for a description of the Merger.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Person’s knowledge, any person or entity identified on Annex B hereto, during the last 60 days.

(d) Other than the Stockholders identified in Item 4 above, to the best of the knowledge of the Reporting Persons, none of the Reporting Persons nor any of their respective directors and executive officers named in Annex B hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) If the transactions contemplated by the Merger Agreement are consummated, the Common Stock of the Issuer will be deregistered under the Exchange Act and delisted from the Nasdaq Capital Market.

(f) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any persons listed on Annex B hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

8.

CUSIP No. 418365102	13D	Page 9 of 13 Pages

Item 7. Material To Be Filed as Exhibits

Exhibit No.	Description
1.	Agreement of Joint Filing by National Entertainment Collectibles Association, Inc., Draw Another Circle, LLC and Joel Weinshanker, dated as of March 17, 2014.

2.	Agreement and Plan of Merger dated as of March 17, 2014 by and among Draw Another Circle, LLC, Hendrix Acquisition Corp., and Hastings Entertainment, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Hastings Entertainment, Inc. on March 17, 2014).

3.	Support Agreement dated as of March 17, 2014 by and among Draw Another Circle, LLC, Hendrix Acquisition Corp., and John H. Marmaduke, the John H. Marmaduke Family Limited Partnership, and Martha A. Marmaduke (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Hastings Entertainment, Inc. on March 17, 2014).

4.	Letter Agreement dated as of March 17, 2014, by and between National Entertainment Collectibles Association, Inc. and Draw Another Circle, LLC (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Hastings Entertainment, Inc. on March 17, 2014).

5.	Guaranty entered into by Joel Weinshanker in favor of Hastings Entertainment, Inc., dated March 17, 2014 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Hastings Entertainment, Inc. on March 17, 2014).

[signature page follows]

9.

CUSIP No. 418365102	13D	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2014

National Entertainment Collectibles
Association, Inc.

By:	/s/ Joel Weinshanker
Joel Weinshanker, President

Draw Another Circle, LLC

By:	/s/ Joel Weinshanker
Joel Weinshanker, Manager

Joel Weinshanker

/s/ Joel Weinshanker
(Signature)

10.

CUSIP No. 418365102	13D	Page 11 of 13 Pages

Exhibit Index

Exhibit No.	Description

1.	Agreement of Joint Filing by National Entertainment Collectibles Association, Inc., Draw Another Circle, LLC and Joel Weinshanker, dated as of March 17, 2014.

2.	Agreement and Plan of Merger dated as of March 17, 2014 by and among Draw Another Circle, LLC, Hendrix Acquisition Corp., and Hastings Entertainment, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Hastings Entertainment, Inc. on March 17, 2014).

3.	Support Agreement dated as of March 17, 2014 by and among Draw Another Circle, LLC, Hendrix Acquisition Corp., and John H. Marmaduke, the John H. Marmaduke Family Limited Partnership, and Martha A. Marmaduke (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Hastings Entertainment, Inc. on March 17, 2014).

4.	Letter Agreement dated as of March 17, 2014, by and between National Entertainment Collectibles Association, Inc. and Draw Another Circle, LLC (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Hastings Entertainment, Inc. on March 17, 2014).

5.	Guaranty entered into by Joel Weinshanker in favor of Hastings Entertainment, Inc., dated March 17, 2014 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Hastings Entertainment, Inc. on March 17, 2014).

11.

CUSIP No. 418365102	13D	Page 12 of 13 Pages

ANNEX A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of National Entertainment Collectibles Association, Inc. is filed on behalf of each of the undersigned.

Date: March 20, 2014

National Entertainment Collectibles
Association, Inc.

By:	/s/ Joel Weinshanker
Joel Weinshanker, President

Draw Another Circle, LLC

By:	/s/ Joel Weinshanker
Joel Weinshanker, Manager

Joel Weinshanker

/s/ Joel Weinshanker
(Signature)

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CUSIP No. 418365102	13D	Page 13 of 13 Pages

ANNEX B

DIRECTORS AND OFFICERS OF NECA

The name and current principal occupation or employment of each director and executive officer of NECA are as set forth below. The business address and phone number of each such director and executive officer is c/o National Entertainment Collectibles Association, Inc., 603 Sweetland Avenue, Hillside, NJ 07205. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation
Officers:
Joel Weinshanker	President of National Entertainment Collectibles Association, Inc.

Directors:
Joel Weinshanker	President of National Entertainment Collectibles Association, Inc.

DIRECTORS AND OFFICERS OF DACL

The name and current principal occupation or employment of each director and executive officer of DACL are as set forth below. The business address and phone number of each such director and executive officer is c/o National Entertainment Collectibles Association, Inc., 603 Sweetland Avenue, Hillside, NJ 07205. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation
Officers:
Joel Weinshanker	President of National Entertainment Collectibles Association, Inc.
Managers:
Joel Weinshanker	President of National Entertainment Collectibles Association, Inc.

13.